UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of December 2015

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Announces LTE Cat-1 Design Win with Maestro for Fleet and Asset Tracking Worldwide

AirPrime® HL Series provides Maestro with LTE Cat-1 cellular connectivity for track-and-trace devices that are deployed in harsh mobile environments

VANCOUVER, British Columbia--(BUSINESS WIRE)--December 9, 2015--Sierra Wireless (NASDAQ: SWIR) (TSX: SW) today announced that Maestro Wireless Solutions Limited, a leading provider of tracking devices for IoT applications globally, has announced its first LTE Cat-1 tracker based on the AirPrime HL Series from Sierra Wireless. Maestro’s newest tracker, the ruggedized MT-44, provides fleet and asset tracking capabilities in harsh mobile environments using the LTE Cat-1 module with maximum data rates of 10 Mbps downlink and 5 Mbps uplink.

“We have been integrating Sierra Wireless modules into our products for more than 15 years and we have always trusted the company to deliver on leading edge cellular technologies that improve product performance,” said Xavier Dupont, Chief Executive Officer of Maestro. “The HL Series provides us with a single footprint for 2G and 3G global coverage and the LTE Cat-1 module is utilizing the same compact design in our newest tracker.”

“Today, we are seeing strong interest in our LTE Cat-1 embedded modules optimized for lower bandwidth and power requirements,” said Dan Schieler, Senior Vice President, OEM Solutions for Sierra Wireless. “We are pleased to have Maestro deploying our latest LTE technology in their tracking devices. The HL Series Cat-1 module provides the next step in the evolution for our customers, as service providers are continuing to transition their networks to LTE technology.”

The HL Series uses the CF3™ form factor from Sierra Wireless that is footprint-compatible across product lines and network technologies, and is fully interchangeable with future versions of the modules including LTE-M variants when they become available.

LTE-M is a Low-Power Wide Area (LPWA) technology that will provide a highly efficient cellular option with lower radio-frequency complexity, significantly reduced power consumption (up to 10 years of service on a single AA battery), better in-building signal penetration, and lower costs. Sierra Wireless is an active contributor to the LTE-M standard definition process within the 3GPP and has committed to launching compatible modules timed with network deployments, expected to begin in 2017.

The LTE Cat-1 modules from Sierra Wireless will be commercially available in January 2016 on the HL Series.

To view the specifications for the HL Series modules, please download the AirPrime HL Series datasheet.

For general information on the HL Series, please visit AirPrime HL Series embedded modules.

To read the full case study with Maestro, please visit http://www.sierrawireless.com/maestro.

To read more about the Maestro tracker using the HL Series, please visit Maestro MT-44.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or http://www.sierrawireless.com/sales.

To view product images, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. Visit www.sierrawireless.com for more information. “AirPrime” and “AirVantage” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
David Climie, 604-321-1137
Investor Relations
pr@sierrawireless.com
or
Mette Hautemanière, +33 1 46 29 94 17
Media Relations
pr@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	December 9, 2015